

June 10, 2010

Robert Heckes, Chief Executive Officer
PhotoAmigo, Inc.
924 Olive Street
Santa Barbara, CA 93101

> **Re: PhotoAmigo, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 20, 2010**
> **File No. 333-164633**

Dear Mr. Heckes:

We have reviewed your amended filing and response letter and have the following comments. Please note that references to prior comments refer to our comment letter dated March 1, 2010.

General

1.   In future response letters, please reproduce the staff's comments before the applicable response, for ease of review. In addition, to the extent you revise your filing in response to a staff comment, please specify in your response letter the page number(s) in the filing where you have made the applicable revision(s).

2.   We re-issue prior comment 1. The page containing the statement regarding dealer prospectus delivery obligations, which states that it is the outside back cover of the prospectus, continues to be located before the financial statements in your filing. As previously requested, please re-order your filing to provide the financial statements before the outside back cover page of the prospectus, as the financial statements are required to be included in Part I of the registration statement. See Item 11(b) of Form S-1. Please also supplementally confirm, if accurate, that the prospectus that you intend to distribute in connection with this offering will include the financial statements.

3.   We note the risk factor disclosure provided in response to prior comment 4 with respect to the determination of the offering price. Please also provide a separately-captioned section in your filing providing the disclosure called for by Item 505(a) of Regulation S-K.

Mr. Robert Heckes
PhotoAmigo, Inc.
June 10, 2010
Page 2

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10</u>

<u>General</u>

4.   Please provide a discussion of the company's results of operations for all periods covered by the financial statements required to be provided in your registration statement. See Item 303(a)(3) of Regulation S-K. In this regard, we note that although you discuss your results of operations for the six months ended January 31, 2010, compared to the six months ended January 31, 2009, you do not appear to discuss your results of operations for the fiscal years ended July 31, 2009 and July 31, 2008. Please revise.

<u>Related Party and Other Material Transactions, page 21</u>

5.   We note your revised disclosure on page 17 that Mr. Heckes may be deemed a promoter of the company. In your discussion of related-party transactions, as previously requested in prior comment 18, please provide the complete disclosure called for by 404(c) and (d)(2) and Item 401(g) of Regulation S-K with respect to your promoter, including information regarding assets acquired by the registrant from the promoter called for by Item 404(c)(1)(ii). In this regard, we again note the disclosure on page F-10 of your financial statements relating to assets acquired by the registrant from its founder.

6.   We note the disclosure you have added regarding cash advances made by your sole executive officer to the company. You provide the aggregate amount of cash advances received for the six months ended January 31, 2010, as well as the outstanding balance on this indebtedness as of January 31, 2010. However, Item 404(d)(1) and Instruction 2 to Item 404(d) of Regulation S-K require disclosure of related-party transactions for your last two fiscal years and the subsequent period. Accordingly, please revise to provide all required disclosure with respect to this related-party indebtedness, including, as examples only, the largest aggregate amount of principal outstanding during your period for which disclosure is provided, as well as the amount outstanding as of the latest practicable date. See Item 404(a)(5) and refer to prior comment 19.

Financial Statements

Note 7. Subsequent Events, page F-22

7.   Revise to disclose the date through which subsequent events have been evaluated
        pursuant to ASC 855-10-50-1.

Signatures, page II-6

8.   We re-issue prior comment 26. In addition to having an authorized individual sign on
        behalf of the registrant, as you appear to have done, you are also required to have the
        registration statement signed separately by your principal executive officer, principal
        financial officer, principal accounting officer and sole director in his individual
        capacity beneath the following language set forth in the Signatures section of Form
        S-1: "Pursuant to the requirements of the Securities Act of 1933, this registration
        statement has been signed by the following persons in the capacities and on the dates
        indicated." Indicate beneath his signature each capacity in which he signs the filing.
        See the Signatures section of Form S-1, including Instructions 1 and 2 thereto, and
        revise accordingly.

        You may contact Megan Akst at (202) 551-3407 or me at (202) 551-3499 if you have
questions or comments on the financial statements and related matters. Please contact
Katherine Wray at (202) 551-3483 or Mark P. Shuman, Branch Chief – Legal, at (202) 551-
3462 with any other questions.   You may contact Barbara C. Jacobs, Assistant Director, at
(202) 551-3735 if you thereafter require assistance.

                                                Sincerely,

                                                Kathleen Collins
                                                Accounting Branch Chief

cc: Via facsimile at (303) 770-7257
        Gary A. Agron, Esq.